June 28, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 3720

Washington, D.C. 20549

Attention: Larry	Spirgel, Assistant Director

RE:	Skyterra Communications, Inc.

Form 10-k for the fiscal year ended December 31, 2006

Filed March 16, 2007

Form 10-Q for the quarter ended March 31, 2007

File No. 0-13865

Dear Mr. Spirgel:

In connection with our response to your letter of June 14, 2007, on behalf of Skyterra Communications, Inc. (“the Company”) I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (703) 390-2727 should you have any questions.

Very truly yours,

/s/ Scott Macleod

Scott Macleod, Executive Vice President and CFO

cc:	Ivette Leon (SEC Staff)

Paul Monsour (SEC Staff)

Robert Lewis (SkyTerra Communications, Inc)

Greg Fernicola (Skadden Arps Slate Meagher & Flom LLP)

Greg Kuykendall (Ernst & Young, LLP)